UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024.

_____________________

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

______

1.	Press release dated September 19, 2024.

2.	Press release dated September 24, 2024.

Item 1

Millicom (Tigo) Executive Chair Mauricio Ramos steps down as Chair of the Board

Maxime Lombardini to assume as Non-Executive Interim Chair

Luxembourg, September 19, 2024 – Millicom (NASDAQ: TIGO) (the “Company”) announced today that Mauricio Ramos is stepping down from his roles of director and Chair of Millicom Board of Directors (the “Board”) on September 30, 2024. The Board, which will be composed of eight directors for the time being, has unanimously appointed Maxime Lombardini to act as Interim Chair of the Board. A Nominations Committee will be convened and work to submit a proposal for election of a Chair of the Board to the next annual general meeting of Millicom shareholders.

Mr. Ramos joined Millicom in 2015 as CEO, became a member of the Board in 2020 and was appointed Executive Chair of the Board in September 2023 and Non-Executive Chair in May 2024.

“The Board of Directors of Millicom thanks Mauricio for his successful stewardship of the Company’s strategic direction over the last 9 years. Mauricio has transformed Millicom into one of the leading providers of telecommunication services in Latin America. Under Mauricio’s leadership, Millicom developed a highly engaging company purpose (“to build digital highways”); a unique and leading corporate culture (“Sangre Tigo”); and a winning M&A strategy to expand and strengthen Millicom’s presence across Latin America”.

Mr. Ramos led the Company’s successful strategy to exit 6 countries in Africa between 2015 and 2022 to focus the Company on Latin America. In 2018 he led the acquisition of Cable Onda, the Group’s first asset in Panama. This was followed in 2019 by the acquisition of Telefonica’s mobile subsidiaries in Panama and Nicaragua. Today, Panama is the second largest cash flow generator for Millicom. In 2022, Mr. Ramos led the consolidation of the Company’s 100% equity ownership of its Guatemalan subsidiary, its largest cash flow producer. In 2024, the Company also announced a series of potential M&A transactions aimed at significantly strengthening the Company’s position in Colombia. Mr. Ramos also led the company to begin trading on the NASDAQ Stock Market in the USA under the ticker symbol TIGO. Today, approximately 30% of the company’s traded volume occurs in NASDAQ US.

Atlas Investissement owner, Xavier Niel congratulated Mr. Ramos for “his clear strategic vision and decisive execution to create a now leading telecom platform across the region. We credit Mauricio for taking Millicom to this strong, strategically focused and leading regional position through successful M&A. The Company now has meaningful strategic and financial upside going forward”.

Mr. Ramos commented: “I wish to thank the Board of Millicom, all its past and present directors, and also Atlas Investissement for their continuous guidance, probing challenge and dedicated support to me and the Company over these very fruitful years. I wish to thank also every single member of the outstanding Millicom team for their devout effort and immense commitment to make Tigo all it can be for our shareholders and do all it can do for our communities and their connectivity. One more time: Sangre Tigo!”

Mr. Lombardini will immediately assume the position of Interim Non-Executive Chair of the Board and will simultaneously step down as COO and President of the Company. Mr. Lombardini has been the COO and President of Millicom since September 2023 and has very successfully executed on a comprehensive and fruitful efficiency strategy to increase the Company’s cash flow generation. The Board welcomed Maxime as Interim Non-Executive Chair indicating that Maxime’s “deep knowledge of the Company now and his strong track-record ideally position him to lead the Board’s work now”.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:15 CET on September 19, 2024.

Item 2

Millicom (Tigo) announces changes to its Board of Directors

Luxembourg, September 24, 2024 – Millicom (NASDAQ: TIGO) (the “Company”) announced today that Thomas Reynaud and Aude Durand have stepped down from their roles as members of the Millicom Board of Directors (the “Board”), with immediate effect. The Board, which will continue to be composed of eight directors, has unanimously appointed Jules Niel and Pierre-Emmanuel Durand as interim members of the Board, until the next annual general meeting of Millicom shareholders.

Mr. Reynaud joined Millicom’s Board of Directors in May 2023, and Ms. Durand joined Millicom’s Board of Directors in February 2024. They announced their departure in conjunction with several changes to Millicom’s leadership and governance, as well as their increased commitments among Iliad group companies. Mr. Reynaud is the Chief Executive Officer of Iliad and the Chair of the Board of Directors of Tele2. Ms. Durand is the Deputy Chief Executive Officer of Iliad and a member of the Boards of Directors of Tele2 and Monaco Telecom.

“The Board of Directors of Millicom thank Thomas and Aude for their contributions to Millicom over the past eighteen months. During that time, they contributed to significant achievements and a major improvement in Millicom’s results. They will continue to be part of the extended Millicom family, and we wish them the best in their other roles.”

Jules Niel, born in 2000, is a French citizen who since 2023 has served as an Investment Associate at NJJ Telecom Europe, the holding company for telecom operators Eir in Ireland, Salt in Switzerland, and Monaco Telecom Group. He also oversees operations at the French media group Nice-Matin. Prior to this, he worked in the Global Advisory (M&A) division at Rothschild & Co in Paris.

Pierre-Emmanuel Durand, born in 1990, is a French citizen who has served as an Investment Director at NJJ Telecom Europe and Atlas Investissement since 2018, focusing primarily on financial controlling, M&A, financing and business development activities. He was previously a Manager in the Transaction Services team at KPMG Paris, working on financial due diligence for corporate clients and private equity firms.  He is also a member of the Boards of Directors of Salt Mobile, Eir, Epic Cyprus and Epic Malta.

A Nominations Committee will be convened and work to submit a proposal for election of members of the Board to the next annual general meeting of Millicom shareholders.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: September 25, 2024